June 30, 2008

Mr. William J. Kearns

Senior Assistant Chief Accountant

Offices of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

RE: Cord Blood America, Inc.

Form 10-KSB for Fiscal Year End

December 31, 2007

Filed April 15, 2008

File No. 000-50746

Via Edgar

Dear Mr. Kearns

Please accept this letter as request for an extension to respond to comments delivered to Cord Blood America Inc., on June 25, 2008.

Cord Blood America will respond to aforementioned comments by July 25, 2008.  The reason for the extension is that one of the chief accountants involved in our filing is out on vacation until July 14, 2008.

Feel free to contact me directly at 310.432.4090.

Regards,

Matthew L. Schissler

Chairman & CEO